October 13, 2009

Mr. Craig Wilson

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549

Re:	Intersections Inc.

Form 10-K for the Year Ended December 31, 2008

Filed March 16, 2009

Form 10-Q for Fiscal Quarter Ended June 30, 2009

Filed August 10, 2009

Form 8-K Filed August 11, 2009

File No. 0-50580

Dear Mr. Wilson:

We have reviewed the comment letter dated September 11, 2009 from the Commission’s staff related to the above-mentioned filings by Intersections Inc. (the “Company”). With respect to each of the items in that letter, the Company’s responses to the staff’s comments are set forth below with each response below numbered to correspond to the numbered comment in the staff’s letter. To assist in your review, we have included the text of the staff’s comments below in italicized type. As explained below, in accordance with the staff’s request, the Company will undertake to include revised disclosures responsive to each of the staff’s comments in the Company’s future filings, beginning with the Company’s quarterly report on Form 10-Q for the quarter ending September 30, 2009, which is required to be filed on or before November 9, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business

Consumer and Products Services

Our Clients, page 6

1.

You indicate in this section that 48% of the revenue earned by your Consumer Products and Services segment was obtained from customers of Bank of America (including MBNA, which was acquired by Bank of America in 2006). In your response letter, please describe your contractual arrangements with Bank of America related to the provision of your consumer products and services to its clients. Please provide your analysis as to whether any such agreements should be filed as exhibits to your Form 10-K. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Company Response: Our arrangements with Bank of America are set forth in several agreements, including agreements with us and with our subsidiary, Intersections Insurance Services, and agreements that were in effect with MBNA, NationsBank and other entities that have been acquired by, or merged into, Bank of America. The agreements under which we continue to market our products and services, or service an existing customer base, are primarily arrangements under which we pay for marketing, either in the form of a payment for ongoing expenses or a one-time marketing fee for a new customer, and receive either a commission or service fee. In some arrangements Bank of America may pay for marketing.

These agreements typically may be terminated for any reason by either party with minimum prior notice of periods ranging from thirty to ninety days. Except for a small percentage of the customers obtained through the Bank of America arrangements, we have a right to continue to provide the services to the existing customer base after termination of the agreements, and to receive the associated revenue in accordance with the agreements, generally for an indefinite period of time or, under some agreements, for a period of five years. For an immaterial portion of the customers, we have the right to continue to provide the services only upon request by Bank of America.

In response to the Staff’s comment to provide our analysis as to whether the Bank of America agreements should be filed as exhibits to our Form 10-K, we advise the Staff that the Company believes that the agreements with Bank of America are entered into in the ordinary course of our business, and that the Company is not “substantially dependent” on these agreements. Item 601(b)(10)(ii)(B) of Regulation S-K provides that contracts in the ordinary course of business, other than contracts “upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of the registrant’s products and services” need not be filed.

As we disclose in our Form 10-K and elsewhere in our SEC filings, we market our consumer products and services to customers of our clients, including customers of Bank of America. We do not sell any of our consumer products or services directly to Bank of America (or any of our other clients), nor is Bank of America obligated to purchase any of our products or services. In addition to marketing through our clients, we market and sell our consumer products and services directly to consumers, and over the past couple of years we have significantly increased our consumer direct marketing efforts. Our client arrangements consist of a mix of direct marketing arrangements, indirect marketing arrangements and shared marketing arrangements. We believe we adequately disclose the material terms and conditions of our marketing arrangements with Bank of America and our other clients in various portions of the Form 10-K (see, e.g., Item 1, Business (page 6); Item 1A, Risk Factors (pp. 15-18) and Item 7, MD&A (pp. 33-35).

While subscribers obtained through our arrangements with Bank of America represented an increasing percentage of our revenue over the past few years due to, among other things, increasing consolidation in the financial services industry and the loss of two major clients (first American Express in 2006 and then Discover in September 2008), our agreements with Bank of America are in the ordinary course of business, and we are not “substantially dependent” on Bank of America, for the following reasons:

•

The agreements with Bank of America do not obligate the Company to sell a major part of its goods or services or to purchase a major part of its requirements for goods, services or raw materials, nor do these agreements involve the license to or by the Company of intellectual property on which the Company’s business depends.

•

The Bank of America agreements are not a “contract to sell the major part of” our products and services because it does not obligate Bank of America to purchase any minimum volume and does not obligate us to deliver any specified volume; as a matter of fact, we sell to customers of Bank of America, and not to Bank of America. The agreements merely provide the pricing and delivery terms for orders placed, and the other marketing parameters for our relationship.

•

Except for a small percentage of the customers obtained through the Bank of America arrangements, we have a right to continue to provide the services to the existing customer base after termination of the agreements, and to receive the associated revenue in accordance with the agreements, generally for an indefinite period of time or, under some agreements, for a period of five years. For an immaterial portion of the customers, we have the right to continue to provide the services only upon request by Bank of America.

•

If the Bank of America agreements were to terminate, we would not be required to replace the revenue from substantially all of the existing customers for a period of at least five years. We would attempt to replace the opportunity to acquire new customers by focusing on both strengthening existing marketing relationships and acquiring new marketing relationships, as well as acquiring customers through our consumer direct marketing efforts. We note for the Staff that the risk that the Company would lose access to prospective subscribers upon the termination of a key client relationship, such as Bank of America, is disclosed in our Form 10-K under Item 1A, Risk Factors (page 16).

•

The Bank of America agreements are short-term in nature and are not a “continuing contract” because either party may terminate the agreements without cause at any time upon notice of as few as 30 days without penalty. Due to the short-term nature of the agreements, Bank of America could at any time renegotiate (and at times has renegotiated) any of the key terms, including price, of the agreements, which is a risk that we presently disclose in our Form 10-K (page 16).

Finally, the Company does not believe filing the agreements with Bank of America would be material to investors because of the short-term nature of the agreements and all of the material terms of these agreements are already described and disclosed in its Form 10-K and other SEC filings.

For these reasons, the Company determined that the agreements with Bank of America were entered into in the ordinary course of business, and the Company was not “substantially dependent” on these agreements.

Data and Analytics Providers, page 8

2.

We note your disclosure in this section and in your critical accounting policies disclosure on page 44 that you entered into a new contract with an unnamed data provider in December 2008 under which you pay non-refundable license fees in exchange for the limited exclusive right to use the provider’s data. We are unable to determine the significance of this agreement from the disclosure in your filing. Please tell us if your business is substantially dependent upon this agreement. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Company Response:       In response to the Staff’s comment, we advise the Staff that the Company believes that the agreement entered into in December 2008 with a data provider was entered into in the ordinary course of our business, and the Company is not “substantially dependent” on this contract within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K, for the following reasons:

•

The agreement provides that we will pay royalties for our use of data or analytics, and make certain minimum payments in exchange for defined limited exclusivity rights. Our principal monetary obligation under the agreement is solely to make the noncancelable payments already disclosed by us in the table of Contractual Obligations found on page 61 of the Form 10-K (see “Software license & other arrangements” and Footnote 3 thereto) and elsewhere in our Form 10-K as noted by the Staff. Subject to making these noncancelable payments, we can decide at any time to reduce or stop purchasing data or analytics under this agreement without penalty.

•

The agreement is not a contract to purchase a major part of our requirements for data services, nor is it an agreement to use a “formula [or] process” upon which our business depends to a material extent. Revenue from products and services sold by the Company which utilize the data purchased under this agreement represented less than 5% of both the Company’s consolidated revenue and relevant segment’s (Consumer Products and Services) revenue for the year ended December 31, 2008, and we do not anticipate this materially increasing in 2009. The agreement also provides us with the right to use the data in our Background Screening and Other segments; however, our usage to date in those segments has been immaterial and we do not anticipate this changing in the foreseeable future. We believe we have adequate alternative sources for the subject data and could purchase this data from these other sources without material increased cost to us or materially harming our products and services.

For these reasons, the Company determined that the agreement with the data provider was entered into in the ordinary course of business, and the Company was not “substantially dependent” on this agreement.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 47

3.

Although you discuss the results of operations for each of your reportable segments, you do not appear to provide a segment analysis addressing, among other things, sales and segment profit trends, known events that will impact future results of segment operations or the cash needs of the segment. Given the history of significant impairments in recent quarters, tell us how you considered expanding your results of operations disclosure to include a segment analysis pursuant to FRR 501.06(a). In your response letter, please provide us with any proposed additional disclosure.

Company Response:       The Company provides analysis of its segments’ results of operations in the individual segment sections. In response to the Staff’s comments, the Company intends to expand segment analysis disclosure in future filings pursuant to FRR 501.06(a). Set forth below is the additional disclosure that the Company would propose to include in future filings, beginning with the Company’s 2009 Form 10-K. To assist in your review, we have included the text of the proposed language below in italicized type.

Consumer Products and Services

Our income from operations for our Consumer Products and Services segment increased in the year ended December 31, 2008 as compared to the year ended December 31, 2007. This is primarily due to an increase in revenue from direct marketing arrangements, which increased 18.1% to 55.3% as of December 31, 2008. This includes our 2008 acquisition of Citibank’s membership agreements, which we recognize as a direct marketing arrangement. Our subscription revenue (see Other Data on page 32) increased to $328.3 million from $169.3 million in the comparable period. This growth in revenue was partially offset by a non-cash impairment charge of $15.8 million related to a long-lived asset. We expect both new sales and subscriber attrition to remain relatively even in 2009 until the economy begins to recover.

Background Screening

Our loss from operations for our Background Screening segment increased in the year ended December 31, 2008, as compared to the year ended December 31, 2007. This is primarily due to reduced volume in our domestic operations, which negatively impacted our revenue. Our volume decreased 19.4% in the year ended December 31, 2008 from the prior period in our domestic operations. The general economic slowdown has reduced overall hirings by our clients both in the US and UK and, accordingly, the demand for our services. For example, the domestic unemployment rate, per the U.S. Bureau of Labor, has increased since December 31, 2007 (4.9%) to 7.2% as of December 31, 2008 and is expected to continue to increase in 2009. In the UK, our volume in 2008 was slightly higher than in the comparable period. However, costs incurred to manage the global operations have increased, specifically for the initial setup in our Asian operations and increased legal fees for global compliance. We anticipate these trends to continue in 2009 and possibly beyond, until the economy starts to recover.

Other

Our loss from operations for our Other segment increased in the year ended December 31, 2008 as compared to the year ended December 31, 2007. Our operating expenses have significantly increased as the year ended December 31, 2008 included a full year of operations of Net Enforcers and Captira, as compared to the year ended December 31, 2007. The increase in general and administrative expenses of $3.5 million in the year ended December 31, 2008 over the comparable period is primarily related to the acquisition of these operations in late 2007. Also, we incurred a $15.2 million non-cash goodwill and intangible asset impairment charge in the year ended December 31, 2008. In addition, we have not seen a corresponding increase in revenue as the general economic slowdown has negatively impacted these businesses, along with slower growth for early stage businesses in a new market.

In the year ended December 31, 2008, the operations within the Background Screening and Other segments were partially funded by the Consumer Products and Services segment. We anticipate this trend continuing into 2009 for Background Screening until the economy and unemployment rate begins to recover. Also, we anticipate the cash needs at our Other segment to continue. We are attempting to make cost reductions, such as decreases to headcount and consolidation of operations, to offset the declining volume and revenue at these segments.

Consumer Products and Services Segment

Revenue, page 49

4.

Please quantify the effect of offset of existing clients and loss of approximately 800 thousand subscribers from Discover and tell us what consideration you gave to disclosing the reasonably likely dollar impact of the loss of your major client, Discover is expected to have on the Consumer Products and Services segment as well as consolidated future results of operations and financial position. We note you disclose there will be no “subscriber base impact” in the year ended December 31, 2009 but do not disclose any dollar impact. Tell us what impact the loss had and is reasonably likely to have on deferred subscription solicitation costs.

Company Response:       For the year ended December 31, 2008, the loss of Discover’s subscribers resulted in lost revenue of approximately $9.0 million in the latter half of 2008. Assuming no new sales for Discover, we anticipate the loss of Discover on a runoff of its current subscription base to have a future negative impact to our revenue of approximately $20.8 million for the year ended December 31, 2009. In the year ended December 31, 2008, we generated a net increase to revenue of $90.8 million compared to the year ended December 31, 2007. This increase was primarily driven from revenue from existing clients in direct marketing arrangements, as well as new sales from our direct to consumer initiative; partially offset by the loss of revenue from Discover.

The loss of Discover does not have an impact on our deferred subscription solicitation costs because our relationship with Discover was a wholesale or indirect marketing arrangement. According to page 6 of Item 1 in our 2008 10-K, “under indirect marketing arrangements, our client bears the marketing expense and pays us a service fee or percentage of the revenue.” Therefore, the Company bears no marketing or subscriber acquisition costs on behalf of this client. As of December 31, 2008, there are no costs associated with this client included in our deferred subscription solicitation account.

Liquidity and Capital Resources, page 58

5.

We note your discussion in this section and in the liquidity section in your Form 10-Q for the quarterly period ended June 30, 2009 that your financial institution clients have requested that you bear more of the new subscriber marketing costs as well as prepay commissions to them on new subscribers, and that you expect this trend to continue in 2009. Please confirm that in future filings you will expand your discussion of this trend, including its anticipated impact on your operating results and cash flows.

Company Response:       In response to the Staff’s comments, the Company intends to expand the disclosure in future filings to include discussion of this trend. Following is the additional disclosure that the Company would propose to include in future filings, beginning with the September 30, 2009 Form 10-Q. To assist in your review, we have included the text of the proposed language below in italicized type.

Revised Liquidity and Capital Resources presentation

Over the past year, as certain of our financial institution clients have requested that we bear more of the new subscriber marketing costs as well as prepay commissions to them on new subscribers, we have needed to use an increasing portion of our cash flow generated from operations to finance our business. In the year ended December 31, 2008, net cash used in operations for deferred subscription solicitation costs was $67.1 million. We anticipate this trend to continue with our financial institution clients in 2009. For the remaining three months of the year ended December 31, 2009 and for the year ended December 31, 2010, we expect our future cash flows may be impacted by prepaying these commissions. We also expect that our future cash flows could be impacted by our agreements to pay more of the new subscriber marketing costs. These agreements are short-term in nature and are not a “continuing contract” because either party may generally terminate the agreements without cause at any time, without penalty. Due to the short-term nature of these agreements, our clients could at any time re-negotiate (and at times have renegotiated) any of the key terms, including price, marketing and commission arrangements. Our operating results will continue to be impacted by the non-cash amortization of these prepaid commissions, as well as the amortization of the deferred subscription solicitation costs. If we consent to the specific requests and choose to incur the costs, we may need to raise additional funds in the future in order to operate and expand our business. There can be no assurances that we will be successful in raising additional funds on favorable terms, or at all, which could materially adversely affect our business, strategy and financial condition, including losses of or changes in the relationships with one or more of our clients.

Item 8. Financial Statements and Supplementary Data

Note 17. Stockholders’ Equity

Restricted Stock Unit, page F-37

6.

We note that under the 2006 Plan, you have awarded restricted stock units (“RSU”) and these awards can be payable in cash or the Company’s common shares, or a combination of both based on the discretion of the Compensation Committee. Tell us how you determined the value and classification of these awards (i.e., equity or liability) and explain at what point the Compensation Committee decides how the awards will be paid (i.e. cash or common shares). Tell us whether this decision is subject to change prior to vesting. In this regard, tell us how you considered the guidance in paragraphs 29-35 of SFAS 123R or other applicable guidance in determining the classification of these awards.

Company Response:       As per the 2006 Stock Option Plan, the Company’s Compensation Committee retains discretion up to the vesting date for determining if the award will be paid in cash or common shares. Upon a grant by the Compensation Committee, the default for vesting is for shares. Any time prior to vesting, the Compensation Committee could determine to modify the default and award cash. To date, the Compensation Committee has not awarded cash and has continued with the default award of common shares.

Generally, the following types of share-based payment awards must be accounted for as liabilities pursuant to paragraphs 29–35 of Statement 123(R):

1.	Awards that would be classified as liabilities under paragraphs 8-14 of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, include:
▪	Mandatorily redeemable shares
▪	A financial instrument, other than an outstanding share, that embodies an obligation to repurchase shares by transferring assets as described in paragraph 11.
▪	Certain obligations to issue a variable number of shares when the obligation’s monetary value is based, solely or predominantly, on any one of the following as described in paragraph 12:
▪	A fixed monetary amount known at inception
▪	Variations in something other than the fair value of the issuer’s shares
▪	Variations inversely related to the changes in the fair value of the issuer’s shares.
2.	Awards that become subject to other applicable GAAP may require liability classification under certain circumstances per FSP FAS123(R)-1.
3.	Share awards subject to repurchase features in which the employee is not subject to the risks and rewards of share ownership for a reasonable period of time.
4.	Options or similar instruments on shares for which the underlying shares are classified as liabilities or require cash settlement.
5.	Awards with conditions or other features that are indexed to something other than a market, performance, or service condition.
6.	Awards that are substantive liabilities and awards for which the employer can choose the settlement method but does not have the intent or ability to deliver the shares.

The Company’s RSU awards do not include any of the features mentioned above in numbers 1-5. To elaborate on number 6, the option for cash or shares at the time of vesting is at the Company’s discretion, not the employee, per Section 10(c) of the 2006 Stock Incentive Plan. In accordance with paragraph 34 of SFAS No. 123(R), the employee has no ability to control the settlement of the options in cash or shares. The Company has, to date, always settled the previous vesting requirements through shares and does not have a repurchase or contingent feature. The Company has sufficient ability to deliver the shares. The Company has 50 million shares authorized and has only issued approximately 19 million shares. Therefore, in accordance with paragraph 34 of SFAS No. 123R and ASR 268, the Company has appropriately classified the instruments as equity.

7.

Tell us how you have provided all the relevant disclosures for your equity instruments such as the restricted stock, restricted stock units and warrants required by paragraph 4 of SFAS 129 and Rule 4-08(d) of Regulation S-X. As applicable provide the missing disclosure to the Staff supplementally.

Company Response:       Paragraph 4 of SFAS No. 129, Disclosure of Information about Capital Structure, requires disclosure within the financial statements of the rights and privileges of the outstanding securities. As the Company does not have any preferred shares outstanding, Rule 4-08(d) of Regulation S-X would not be applicable. In response to the Staff’s comments, the Company intends to expand the disclosure in future filings to include the capital structure information. Following is the additional disclosure that the Company would propose to include in future filings, beginning with the December 31, 2009 Form 10-K:

Note 15. Stockholders’ Equity presentation

Outstanding Securities

Our authorized capital stock consists of 50 million shares of common stock, par value $.01 per share, and 5 million shares of preferred stock, par value $.01 per share. As of December 31, 2008 and 2007, there were approximately 18.2 and 18.3 million shares of our common stock outstanding and no shares of preferred stock outstanding. The board of directors has the authority to issue up to 5 million shares of preferred stock and to fix the price, rights, preferences, privileges, and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. We do not have any outstanding warrants to purchase common shares. Holders of common stock are entitled to one vote per share in the election of directors and on all other matters on which stockholders are entitled or permitted to vote. Holders of common stock are not entitled to cumulative voting rights. Therefore, holders of a majority of the shares voting for the election of directors can elect all the directors. Holders of common stock are entitled to dividends in amounts and at times as may be declared by the Board of Directors out of funds legally available. Upon liquidation or dissolution, holders of common stock are entitled to share ratably in all net assets available for distribution to stockholders after payment of any liquidation preferences to holders of preferred stock. Holders of common stock have no redemption, conversion or preemptive rights.

A description of RSU and stock option vesting, as well as a summary of exercise prices are disclosed within this note and in Note 2, Summary of Significant Accounting Policies, of our 2008 Form 10-K.

Part III. Information Incorporated by Reference from the Definitive Proxy Statement Filed April 20, 2009

Executive Compensation

Compensation Discussion and Analysis, page 8

8.

Your disclosure in this section suggests that your compensation committee may have used information from other companies to determine compensation levels for your named executive officers. Please clarify the precise nature of your benchmarking activities. If you benchmark either total or individual elements of compensation against comparable companies, clarify how you benchmark, such as whether you set a specific percentile or range for total or individual compensation, and identify the companies that compromise the benchmark. See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website.

Company Response:       The Company does not benchmark any of the elements of compensation for its executive officers against comparable companies. As noted on pages 8-10 of the Proxy Statement, in determining compensation levels for our named executive officers, the Compensation Committee reviewed relevant market data about compensation for similar companies (revenue and industry) from public surveys and peer group proxies which were provided by Radford Surveys & Consulting as well as by the Company’s management. The Compensation Committee reviewed this compensation information from other similar companies to obtain a general understanding of current compensation practices, which we do not believe is benchmarking under the staff’s guidance in Question 118.05 of the staff’s Compliance & Disclosure Interpretations of Regulation S-K. The Compensation Committee did not target the compensation of our executive officers at a specific percentile or range for total or individual compensation based upon other companies’ compensation arrangements. We will revise our disclosure in the future to explain that the Compensation Committee reviews information from other companies to obtain a general understanding of current compensation practices and to clarify that we do not engage in benchmarking. If, in the future, we engage in benchmarking as that term is defined in the staff’s guidance, we will disclose the required information.

2008 Implementation

Base Salary, page 10

9.

Please clarify the factors that the compensation committee considered in increasing your named executive officers’ base salaries in 2008. Your disclosure indicates that in setting base salaries, your compensation committee reviews company performance, individual executive performance and scope of responsibility, competitive market pay information and practices and internal equity. Please tell us which, if any, of these factors the compensation committee considered in setting base salaries for 2008. Please explain how the compensation committee evaluated and weighted each factor it considered and how it determined the specific salary increases awarded to each named executive officer.

Company Response:       In setting base salaries for 2008, the Compensation Committee reviewed each of the factors set forth in the Company’s disclosure on page 10 of the Proxy Statement: Company performance, the executive’s individual performance and scope of responsibility, competitive market pay information and practices and internal equity. The Compensation Committee then made a subjective determination based on each officer’s contributions to the Company (both historical and anticipated) and the factors mentioned above, including retention concerns, the value of the total compensation paid in prior years to each of the officers, including looking at the value of equity grants both at the time made and its current market value, and maintaining internal differentials among the officers. The Compensation Committee did not objectively weigh any of these factors in making its determination.

The Compensation Committee based its evaluation of:

•	Company performance on the Company’s financial and operating results, reviewing both GAAP and non-GAAP financial measures (such as EBITDA and Adjusted EBITDA as discussed elsewhere);
•

individual performance based on the factors used by the Compensation Committee in determining 2007 year-end annual bonuses, which factors are disclosed on pages 11-14 of the Company’s Proxy Statement for its Annual Meeting held on May 21, 2008;

•

scope of responsibility based on the officer’s title and position, the directors’ interaction with the various officers at the periodic board meetings and otherwise, and the recommendations of the CEO (other than with respect to himself);

•	competitive market pay information and practices based on the information provided by Radford and management as discussed in the Response to Comment #8; and
•	internal pay equity based on information provided by management to the committee.

In addition, the Compensation Committee also carefully considered the input and recommendations of the Company’s CEO in evaluating the factors that were considered in adjusting base salaries for executive officers (other than himself).

The Company will add additional disclosure in its future filings, as applicable, regarding the subjective determination by the Compensation Committee of base salary adjustments for individual officers and the other items discussed above, including the role of the Company’s CEO in this process.

Discretionary Year-End Bonus Awards, page 11

10.

Please provide more detail as to how the compensation committee determined the size of the discretionary bonus awards paid to each of its named executive officers. For example, your disclosure indicates that the awards were based in part on personal performance. Please explain how the compensation committee evaluated each officer’s performance and how such performance was weighted in determining the size of the bonus award.

Company Response:       In determining the size of the discretionary bonuses paid to the named executive officers for 2008, the Compensation Committee made a subjective determination that the overall performance of the management team had substantially exceeded expectations for 2008, particularly after considering the incredibly challenging economic environment in which the Company was operating. The Compensation Committee did not weigh any specific factors in making this determination. In addition, the Compensation Committee reviewed the overall cash compensation (both before and after the discretionary bonus award) in light of the prior two years’ cash compensation, and determined that a discretionary cash bonus was appropriate both to reward the prior year’s performance and for ongoing retention needs. The Compensation Committee did not objectively weigh any individual’s performance in making this determination. Finally, the Compensation Committee also carefully considered the input and recommendations of the Company’s CEO in approving these discretionary bonus awards for the named executive officers (other than himself) and other senior management.

Senior Management Compensation Plan, page 12

11.

Please explain in more detail how the compensation committee determined the 2009 value pool amount for each of your named executive officers. We note your disclosure in this section that the value pool amount is to be determined annually based on the base pool available from the prior year, the company’s performance relative to plan, the executive’s performance relative to the goals established for him or her by the company, and the executive’s overall performance as a senior manager. Please tell us if the compensation committee considered these factors in establishing the value pool amounts for 2009. If it did, please provide more detail on how the compensation committee evaluated and weighted each factor. For example, please clarify if the 2009 awards were based on company or individual performance in 2008. If so, please identify any performance measures established for the company or the executives and any related target goals. See Items 402(b)(2)(v) and (vii) of Regulation S-K.

Company Response:       In determining the 2009 Value Pool Amount for each of the named executive officers, first, the Compensation Committee reviewed the total compensation (cash salary and bonus, value of equity incentive awards and all other compensation) for the named executive officers over the prior three years (2006-2008). For purposes of this review and its subsequent 2009 compensation determinations, the Compensation Committee calculated the value of equity grants in each year based on the total number of option shares and restricted stock units granted during that year, and the Black Scholes value at the time of grant, rather than the expense to the Company for that year determined in accordance with SFAS 123R, Share Based Payment, because the Compensation Committee believes that the Black-Scholes value at the time of grant, for the total number of option shares and restricted stock units granted that year, more closely approximates the intrinsic value of the equity grant to the recipient than the expense to the Company of the equity grant.

After reviewing this information, the Compensation Committee concluded, in hindsight, that the range of total compensation for the prior three years was not reflective of the Company’s compensation objectives, primarily because the increasing use of stock options had not had the anticipated effects. See page 12 of the Proxy Statement under “2009 Compensation Objectives” for a discussion and analysis of the Compensation Committee’s determination in this regard. The Compensation Committee considered that of the three senior executive officers who were in the senior management group all year in 2006 and for the five senior executive officers for 2007, their overall compensation (salary, bonus and value of equity grants at time of issuance) for 2008 as compared to 2006 and 2007 was as follows:

Name	2008 as a % of 2006	2008 as a % of 2007

Michael Stanfield Chairman and CEO	65%	77%

Neal Dittersdorf Chief Legal Officer	89%	84%

John Scanlon Executive Vice President	N/A	87%

George Tsantes Executive Vice President	93%	84%

Madalyn Behneman Principal Financial Officer	N/A	82%

The Compensation Committee then determined that while the Company had grown and strategically positioned itself well over the past three years, the overall compensation of the executive officers has been reduced significantly over that time period. The Committee further determined that this trend also applied to the next tier of senior managers, but to a lesser extent.

The Compensation Committee then determined to reverse this downward trend in overall compensation over the past three years and set the 2009 Value Pool Amount for each of the named executive officers at the level that generally approximates the highest total compensation achieved by such officer over the past three years (using the Black Scholes value for equity grants), with certain officers receiving a Value Pool Amount in excess of that amount to reflect promotions or other increases in responsibilities during the prior three-year period. As disclosed on page 13 of the Proxy Statement, the Compensation Committee then exercised its discretion to increase the 2009 Value Pool Amount for each participant by an amount equal to a percentage of the 2008 year-end discretionary cash bonus paid to him or her (see Response to Comment #10). The following table shows the amount of the discretionary bonus paid in 2008 which was added to the Value Pool Amount for 2009 for the named executive officers:

Name	2008 Bonus Amount	Amount Added to 2009 Value Pool Amount	Amount Added Expressed as a %
Michael Stanfield Chairman and CEO	$160,000	$160,000	100%

Neal Dittersdorf Chief Legal Officer	$80,000	$48,000	60%

John Scanlon Executive Vice President	$80,000	$48,000	60%

George Tsantes Executive Vice President	$70,000	$42,000	60%

Madalyn Behneman Principal Financial Officer	$15,000	$4,995	33.33%

Once it determined the Value Pool Amount for each of the named executive officers, the Compensation Committee then allocated amongst the three forms of compensation—cash, RSUs and stock options—as follows: For the CEO, the Committee determined that his cash compensation for 2009 should approximate his total cash compensation for the prior three years, and set the allocation at the highest end of the range at 40%; for the remaining 60% of the Value Pool Amount, the Compensation Committee determined that RSUs offered significant benefits over stock options given the highly volatile and declining stock markets, including offering more predictable long-term rewards for the executives and a focus on long-term sustained performance for the company, and, accordingly, set the allocation for the RSUs for the CEO at the high end of the range (40%), with the remaining balance allocated to stock options. For the remaining executive officers, the Compensation Committee determined that the officers should receive a higher percentage of cash compensation than the CEO (and a correspondingly lower percentage of equity awards), with the Executive VPs receiving the maximum cash portion of 50% and the Senior VPs receiving an even slightly higher percentage of cash compensation. The Committee made this determination based on its review of the prior years’ cash compensation for these officers and its subjective belief that a higher percentage of total compensation should be in the form of equity incentive awards the more senior the officer.

The Compensation Committee did not consider any other factors in making its determination of the 2009 Value Pool Awards. If the Committee considers other factors in making this determination for 2010, including factors based on the Company’s or the individual’s performance, it will disclose those factors and identify performance measures established for the company or the executives and any related target goals, in accordance with Items 402(b)(2)(v) and (vii) of Regulation S-K.

Exhibit 23.1

12.	Please revise to properly evidence the signature of the independent public accounting firm that provided the consent. Please refer to Item 601(b)(23) of Regulation S-K.

Company Response:       In response to the Staff’s comments, the Company intends to revise the consent to properly evidence the conformed signature of the independent public accounting firm. The Company would propose to include this revised consent in future filings, beginning with the year ended December 31, 2009 Form 10-K.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill, Identifiable Intangibles and Other Long-Lived Assets, page 28

13.

We note your critical accounting policy disclosures regarding the Company’s valuation of goodwill. This disclosure should provide investors with sufficient information as well as management’s insights and assumptions with regard to the recoverability of goodwill. In this regard, we have identified areas where we believe additional discussion would enhance your disclosures. Specifically, we believe you should provide the following information:

•

Quantitatively describe the significant estimates and assumptions used in your valuation models (income approach and market approach) to determine the fair value of your reporting units in your impairment analysis. For example, at a minimum you should disclose the discount rates used for each reporting unit, how those rates were determined and the market risk premium included in such assumptions.

•

Provide the carrying value and fair value for each reporting unit as of the date of your most recent step-one test. Alternatively, disclose the percentage by which the fair values exceed the carrying value for each unit.

•

For those reporting units in which the fair values do not exceed their carrying values by significant amounts, identify and describe the key assumptions that drive fair value including a discussion regarding the uncertain or speculative nature of the key assumptions; and

•	Describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

We refer you to Item 303(a)(3)of Regulation S-K and Financial Reporting Release No. 60 and Section V of SEC Release No. 33-8350. Please provide us with any proposed disclosures you plan on making with respect to your critical accounting policy for goodwill impairment testing.

Company Response:   In response to the Staff’s comments, the Company intends to expand the disclosure in future filings. The disclosure proposed by the Company is presented below, with the revised disclosure in italics to facilitate the staff’s review. We believe the following disclosure addresses the MD&A requirements in Item 303 of Regulation S-K, Financial Reporting Release No. 60 and SEC Release 33-8350. The Company hereby undertakes to provide the following disclosure in its future filings, for the applicable time period, beginning with the September 30, 2009 Form 10-Q:

Revised presentation

Goodwill, Identifiable Intangibles and Other Long Lived Assets

We record, as goodwill, the excess of the purchase price over the fair value of the identifiable net assets acquired in purchase transactions. We review our goodwill for impairment annually and follow the two step process prescribed in SFAS No. 142, Goodwill and Other Intangible Assets. We test goodwill annually as of October 31, or more frequently if indicators of impairment exist. Goodwill has been assigned to our reporting units for purposes of impairment testing. We have three reporting units: Consumer Products and Services, Background Screening and Other, which is consistent with our operating segments. As of June 30, 2009 goodwill resides in our Consumer Products and Services and Background Screening reporting units.

A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include, among others (a) a significant decline in our expected future cash flows; (b) a sustained, significant decline in our stock price and market capitalization; (c) a significant adverse change in legal factors or in the business climate; (d) unanticipated competition; (e) the testing for recoverability of a significant asset group within a reporting unit; and (f) slower growth rates. Any adverse change in these factors could have a significant impact on the recoverability of these assets and could have a material impact on our condensed consolidated financial statements.

The goodwill impairment test involves a two-step process. The first step is a comparison of each reporting unit’s fair value to its carrying value. We estimate fair value using the best information available, using a combined income (discounted cash flow) valuation model and market based approach, which measures the value of an entity through an analysis of recent sales or offerings of comparable companies. The income approach measures the value of the reporting units by the present values of its economic benefits. These benefits can include revenue and cost savings. Value indications are developed by discounting expected cash flows to their present value at a rate of return that incorporates the risk-free rate for use of funds, trends within the industry, and risks associated with particular investments of similar type and quality as of the valuation date.

The estimated fair value of our reporting units is dependent on several significant assumptions, including our earnings projections, and cost of capital (discount rate). The projections use management’s best estimates of economic and market conditions over the projected period including business plans, growth rates in sales, costs, estimates of future expected changes in operating margins and cash expenditures. Other significant estimates and assumptions include terminal value growth rates, future estimates of capital expenditures and changes in future working capital requirements. There are inherent uncertainties related to these factors and management’s judgment in applying each to the analysis of the recoverability of goodwill.

We validate our estimates of fair value under the income approach by comparing the values to fair value estimates using a market approach. Consideration is given to the line of business and operating performance of the entities being valued relative to those of actual transactions, potentially subject to corresponding economic, environmental, and political factors considered to be reasonable investment alternatives.

If the estimated fair value of a reporting unit exceeds its carrying value, goodwill of the reporting unit is not impaired and the second step of the impairment test is not necessary. If the carrying value of the reporting unit exceeds its estimated fair value, then the second step of the goodwill impairment test must be performed. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with its goodwill carrying value to measure the amount of impairment charge, if any. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. In other words, the estimated fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of that reporting unit was the purchase price paid. If the carrying value of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment charge is recognized in an amount equal to that excess.

Due to the deterioration in the general economic environment and decline in our market capitalization at June 30, 2009, we concluded a triggering event had occurred indicating potential impairment in our Background Screening reporting unit. We determined, in the first step of our goodwill impairment analysis performed as of June 30, 2009, that goodwill in the Background Screening reporting unit was impaired. The goodwill impairment test involves a two-step process. The first step is a comparison of each reporting unit’s fair value to its carrying value. We calculated the value of our reporting units by utilizing an income and market based approach. The value under the income approach is developed by discounting the projected future cash flows to present value. The reporting units discounted cash flows require significant management judgment with respect to revenue, earnings, capital expenditures and the selection and use of an appropriate discount rate. The discounted cash flows are based on our annual business plan or other forecasted results of approximately 5 years. The assumptions for our discounted future cash flows begin with our historical operating performance. Additionally, we considered the impact that known economic, industry and market trends will have on our future forecasts, as well as the impact that we expect from planned business initiatives including new products, client service and retention standards. Examples of known economic and market trends that were considered in our Consumer Products and Services reporting unit include the impact a weakened economy has had on our consumer credit card originations, which negatively impact subscriber growth, subscriber attrition, mortgage billings for our products through June 30, 2009. Examples that were considered in our Background Screening and Other reporting units include the impact the higher unemployment rate has had on our application volumes, as well as reduced business spending.

Discount rates reflect market-based estimates of the risks associated with the projected cash flows directly resulting from the use of those assets in operations. For the step one impairment test as of June 30, 2009, the discount rates used to develop the estimated fair value of the reporting units ranged from 15.0% to 30.0%. The discount rate for our Consumer Products and Services reporting unit increased to 15.0% from 12.0% for the three months ended June 30, 2009 compared to our annual goodwill impairment evaluation at October 31, 2008. This slight increase represents some anticipated degradation in the core business due to the challenging economic environment and its impact on our financial institution clients. The discount rate for our Background Screening and Other reporting units were 17.0% and 30.0%, respectively. The discount rates for these reporting units are higher because there is inherent risk or volatility in the expected cash flows of these reporting units. This volatility is due to the reduced rate of growth in a less stable start-up market and the reduced rate of growth in a weakened economic environment, coupled with the historical net losses within each reporting unit. The long-term growth rate we used to determine the terminal value of each reporting unit for the year ended December 31, 2008 and for the six months ended June 30, 2009 was 3.0%. This was based on management’s assessment of the minimum expected terminal growth rate of each reporting unit, as well as broader economic considerations such as GDP, inflation and the maturity of the markets we serve.

In our market based approach, a valuation multiple was selected based on a financial benchmarking analysis that compared the reporting unit’s operating result with the comparable companies’ information. In addition to these financial considerations, qualitative factors such as business descriptions, business diversity, the size and operating performance, and overall risk among the benchmark companies were considered in the ultimate selection of the multiple. We used both an Earnings Before Interest Depreciation and Amortization (EBITDA) multiple and revenue multiple to estimate the fair value using a market approach. The Consumer Products and Services reporting unit EBITDA and revenue multiples were 3.8 and .4, respectively. The Background Screening and Other reporting units’ revenue multiples were 0.2 and 1.0, respectively.

However, the comparison of the values calculated using an equally weighted average between the income and market based approach to our market capitalization resulted in a value significantly in excess of our market capitalization. We therefore proportionally allocated the market capitalization, including a reasonable control premium, to the reporting units to determine the implied fair value of the reporting units. Based on the analysis as of June 30, 2009, the implied fair value of the Consumer Products and Services reporting unit exceeded the carrying value by approximately 67.6%. The carrying value of our Other reporting unit exceeded its implied fair value by 44.3%, however, there is no remaining goodwill allocated to this reporting unit as of June 30, 2009. The carrying value of our Background Screening reporting unit exceeded its implied fair value by approximately 21.7% based on this analysis as of at June 30, 2009, which resulted in an impairment of goodwill in our Background Screening reporting unit.

In the reporting units where the carrying value exceeded the fair value and had allocable goodwill, we included certain key assumptions in our discounted cash flows. For the Background Screening segment, we included assumptions for revenue and the impact the recessionary economy is having on worldwide hiring. Our revenue growth rates in later years are consistent with our historical operations for a mature business in a stronger economy. As our operating margin has stabilized in this business, we expect it to grow in proportion to the revenue. In addition, we made several key assumptions regarding the long-term growth rate and discount rates in calculating an implied fair value (see above for discussion).

The second step of the impairment test required us to allocate the fair value of the reporting unit derived in the first step to the fair value of the reporting unit’s net assets. Goodwill was written down to its implied fair value for our Background Screening reporting unit. For the three months ended June 30, 2009 we recorded an impairment charge of $5.9 million in our Background Screening reporting unit based on the provisions of SFAS No. 142.

In addition, during the three months ended March 31, 2009, we finalized our calculation for the second step of our goodwill impairment test, in which the first step was performed during the year ended December 31, 2008. Based on the finalization of this second step, we recorded an additional impairment charge of $214 thousand in our Background Screening reporting unit in the three months ended March 31, 2009.

We will continue to monitor our market capitalization, along with other operational performance measures and general economic conditions. A downward trend in one or more of these factors could cause us to reduce the estimated fair value of our reporting unit and recognize a corresponding impairment of our goodwill in connection with a future goodwill impairment test.

Our Consumer Products and Services reporting unit has $43.2 million of remaining goodwill as of June 30, 2009. Our Background Screening reporting unit has $3.7 million of goodwill remaining as of June 30, 2009. A continued increase in the domestic and international unemployment rate will have an inverse effect on revenue and cash flow attributable to our Background Screening reporting unit as volume for new hire background screens will be reduced. We may not be able to take sufficient cost containment actions to maintain our current operating margins in the future. In addition, due to the concentration of our significant clients in the financial industry, any significant impact to a contract held by a major client may have an effect on future revenue.

We review long-lived assets, including finite-lived intangible assets, property and equipment and other long term assets, for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable in accordance with SFAS No. 144, Accounting for the Impairment and Disposal of Long-Lived Assets. Significant judgments in this area involve determining whether a triggering event has occurred and determining the future cash flows for assets involved. In conducting our analysis, we compared the undiscounted cash flows expected to be generated from the long-lived assets to the related net book values. If the undiscounted cash flows exceed the net book value, the long-lived assets are considered not to be impaired. If the net book value exceeds the undiscounted cash flows, an impairment charge is measured and recognized. An impairment charge is measured as the difference between the net book value and the fair value of the long-lived assets. Fair value is estimated by discounting the future cash flows associated with these assets.

Intangible assets subject to amortization include trademarks and customer, marketing and technology related intangibles. Such intangible assets, excluding customer related, are amortized on a straight-line basis over their estimated useful lives, which are generally three to ten years. Customer related intangible assets are amortized on either a straight-line or accelerated basis, dependent upon the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up.

During the six months ended June 30, 2009, we did not record an impairment for long-lived assets.

Form 8-K Filed August 11, 2009

14.

We note your use of non-GAAP measures excludes a number of recurring items. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures for each of your non-GAAP measures:

•	The manner in which management uses the non-GAAP measure to conduct or evaluate its business;
•	The economic substance behind management’s decision to use such a measure;
•	The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
•	The manner in which management compensates for these limitations when using the non-GAAP financial measure; and
•	The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance. Additionally, it is unclear why excluding share based compensation expense and goodwill, intangibles and long-lived asset impairment charges are appropriate considering these charges appear to be recurring and integral to your business. Please provide supplemental disclosures that you intend to include in your future Forms 8-K to comply with the concerns noted above.

Company Response:  As requested by the Staff, the Company will comply with this comment in its future Form 8-K filings by expanding its explanation of why management believes the disclosed adjustments are necessary and useful to investors.

As discussed below, the Company believes that the adjusted EBITDA measures are necessary and useful to management and the Company’s investors in their evaluations of the Company’s business, and therefore that the Company’s presentation complies with Question 8 of the Frequently Asked Questions Concerning the Use of Non-GAAP Measures (the “Staff FAQ”).

The Company believes that the effects of share based compensation and goodwill, intangible and long-lived asset impairment charges are important to management and investors in assessing operating results. Each of these items are presented separately in the Company’s 10-K and 10-Qs, either as separate line items on the Company’s consolidated statements of cash flows or in the footnotes to the financial statements, and each item is discussed in MD&A so that investors can take the item into consideration in evaluating the Company’s financial results.

Item 10(e)(ii)(B) of Regulation S-K prohibits adjustment of a “non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gains is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.” The staff’s guidance in Question 8 of the Staff FAQ confirms that the analysis of compliance with Item 10(e)(ii)(B) does not conclude with the identification of a removed item as “recurring.” Rather, the staff explained in the Staff FAQ indicated that “there is no per se prohibition against removing a recurring item” from a non-GAAP measure, and that a recurring item may be removed consistent with Item 10(e)(ii)(B) if the company meets “the burden of demonstrating the usefulness” of the measure that removes the applicable item.

The Company’s intent in excluding share based compensation and goodwill, intangible and long-lived asset impairment charges from its EBITDA measure is not to present these items as “non-recurring, infrequent or unusual” or to “smooth” the Company’s earnings. Instead, the Company has excluded these items, which might be recurring, because they are used by management and useful to the Company’s investors. The Company’s non-GAAP financial measures as adjusted for the excluded items provides management and the Company’s investors with insight into the profitability of the underlying core business across the relevant fiscal periods in a manner supplemental to, and different from, the GAAP financial measures, and the Company discusses the impact of the excluded items on the Company’s GAAP-based results in its SEC filings. Management relies, and believes investors rely, on adjusted EBITDA as a necessary and useful supplement to measures presented under GAAP when interpreting the business’s operating trends and results. Finally, the Compensation Committee reviews adjusted EBITDA in making executive compensation decisions.

The Company advises the Staff that it is sensitive to the limitations associated with the use and disclosure of non-GAAP financial measures and will continue to evaluate any excluded items in light of the requirements of Regulation S-K and the Staff FAQ and their continued usefulness to management and investors.

In accordance with the Staff’s comment, in future public disclosures of non-GAAP financial measures, we will revise the discussion appearing under our “Reconciliation of Non-GAAP Financial Measures” to include the following italicized language:

The table below includes financial information prepared in accordance with accounting principles generally accepted in the United States, or GAAP, as well as other financial measures referred to as non-GAAP financial measures. Consolidated EBITDA before share based compensation and Consolidated adjusted net income excluding non-cash charges are presented in a manner consistent with the way management evaluates operating results and which management believes is useful to investors and others. An explanation regarding the company’s use of non-GAAP financial measures and a reconciliation of non-GAAP financial measures used by the company to GAAP measures is provided below. These non-GAAP financial measures should be considered in addition to, but not as a substitute for, net income and the other information prepared in accordance with GAAP, and may not be comparable to similarly titled measures reported by other companies. Management strongly encourages shareholders to review our financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure.

Consolidated EBITDA before share based compensation:

Consolidated EBITDA before share based compensation, represents consolidated income before income taxes plus non-cash share based compensation, non-cash goodwill, intangible and long-lived asset impairment charges, depreciation and amortization, interest income (expense), and other income (expense). We believe that the consolidated EBITDA before share based compensation calculation provides useful information to investors because they are indicators of our operating performance. Consolidated EBITDA before share based compensation is commonly used as a basis for investors and analysts to evaluate and compare the periodic and future operating performance and value of companies within our industry. Our Board of Directors and Management use consolidated EBITDA before share based compensation to evaluate the operating performance of the company and to make compensation and bonus determinations, and our lenders use consolidated EBITDA before share based compensation as a measure of our ability to make interest payments and to comply with our debt covenants.

We provide this information to show the impact of share based compensation on our operating results, as it is excluded from our internal operating and budgeting plans and measurements of financial performance; however, we do consider the dilutive impact to our shareholders when awarding share based compensation and consider both the Black-Scholes value and SFAS No. 123R value in connection, therewith, and value such awards accordingly), and because determining the value of the related equity awards involved a high degree of judgment and estimation. We do not consider share based compensation charges when we evaluate the performance of our individual business groups or formulate our short and long-term operating plans. We hold our management team accountable for cash-based compensation and such amounts are included in their operating plans. Due to its nature, individual managers generally are unable to project the impact of share based compensation and accordingly we do not hold them accountable for the impact of equity award grants. When we consider making share based compensation grants, we primarily take into account the need to attract and retain high quality employees, overall shareholder dilution and the Black-Scholes values of the equity grant to the recipient, rather than the potential accounting charges associated with such grants. For comparability purposes, we believe it is useful to provide a non-GAAP financial measure that excludes share based compensation in order to better understand the long-term performance of our core businesses and to compare our results to the results of our peer companies because of varying available valuation methodologies and the variety of award types that companies can use under SFAS No. 123R. Furthermore, unlike cash compensation, the value of share based compensation is determined using a complex formula that incorporates factors, such as market volatility, that are beyond our control. Accordingly, we believe that the presentation of EBITDA before share based compensation when read in conjunction with our reported GAAP results can provide useful supplemental information to our management, to investors and to our lenders regarding financial and business trends relating to our financial condition and results of operations.

EBITDA before share based compensation has limitations due to the fact it does not include all compensation related expenses. For example, if we only paid cash based compensation as opposed to a portion in share based compensation, the cash compensation expense included in our general and administrative expenses would be higher. We compensate for this limitation by providing information required by GAAP about outstanding share based awards in the footnotes to our financial statements in our filed document. We believe equity based compensation is an important element of our compensation program and all forms of share based awards are valued and included as appropriate in our operating results.

Consolidated Adjusted Net Income Excluding Non-Cash Charges

Consolidated adjusted net income excluding non-cash charges represents consolidated net loss plus non-cash goodwill, intangible and long-lived asset impairment charges and valuation allowances on deferred tax assets. We believe that the consolidated adjusted net income excluding non-cash charges provides a more meaningful representation of our ongoing economic performance and therefore we utilize this non-GAAP financial measure internally to evaluate our operating results.

Management uses Consolidated adjusted net income excluding non-cash charges to measure the core operating performance of the Company’s business units. Management believes that this non-GAAP financial measure presents the Company’s operating results in the ordinary and ongoing course of its business. Given the significant amount of judgment involved in making impairment determinations and that the Company does not control two of the key factors—the deterioration in the general economic environment and the decline in the Company’s market capitalization—which go into the determination, management finds it helpful, and believes that investors find it useful, to consider an operating measure that excludes non-cash charges, such as goodwill, intangible and long-lived asset impairment charges expenses, which are not directly related to the Company’s operating performance. The Company believes this permits investors to better understand the Company’s operating trends and to enable them to make a more meaningful comparison of operating results.

In the future, the Company expects that it may again report adjusted net income excluding these items and may incur expenses similar to these excluded items. Accordingly, the exclusion of these and other similar items in the Company’s non-GAAP presentation should not be interpreted as implying that these items are non-recurring, infrequent or unusual.

Consolidated adjusted net income excluding non-cash charges has limitations due to the fact it excludes the effect of charges that management does not believe is indicative of the Company’s ongoing operations. We compensate for this limitation by providing extensive GAAP-based disclosure about the non-cash goodwill, intangible and long-lived asset impairment charges and valuation allowances on deferred tax assets in the footnotes to our financial statements and MD&A.

Please note this is a furnished press release, not a filed press release.

*	*	*	*	*

In connection with the above, we hereby acknowledge that:

1.	Intersections is responsible for the adequacy and accuracy of the disclosure in the filings;
2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
3.	Intersections may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If, after review hereof, you should have additional questions or should need any additional information, please contact the undersigned at (direct) 703-488-1744.

Very truly yours,

/s/ Madalyn C. Behneman

Madalyn C. Behneman

Principal Financial Officer

cc:	Kari Jin, Staff Accountant

Matt Crispino, Staff Attorney

Barbara Jacobs, Assistant Director

Todd Lenson, Stroock & Stroock & Lavan

Melinda Covert, Audit Partner